ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

6 March 2015

PDMR Shareholding

The Companies were notified on 5 March 2015 of the following transaction in the shares of
Reed Elsevier PLC (“RE PLC”) and Reed Elsevier NV (“RE NV”), by Ian Fraser, a PDMR:

On 4 March 2015, Mr Fraser exercised an option granted on 15 February 2007 at a price of €14.51 per share to acquire 31,749 RE NV ordinary shares.

In addition, Mr Fraser sold shares as set out below:
Date of transaction 03/03/2015 04/03/2015 04/03/2015 04/03/2015	Stock RE NV RE NV RE NV RE PLC	28,087	No. of ordinary shares 1,473 26,695 31,749	Sale price €22.60 €22.215929 €22.154405 £11.076518

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